

July 27, 2012

Via E-mail
John Hwang
Chief Executive Officer and Chief Financial Officer
AmbiCom Holdings, Inc.
500 Alder Drive
Milpitas, CA 95035

> **Re: AmbiCom Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 6, 2012 and amended July 9, 2012**
> **File No. 333-182555**

Dear Mr. Hwang:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1.   Please revise the prospectus summary to highlight the information presented under the caption "Going Concern" on page 28 and to quantify your operating losses and net losses in the periods for which financial statements are presented.

Risks Related to this Offering, page 7

We are registering an aggregate of 20,000,000 shares..., page 7

2.   Please revise your disclosure under this caption regarding the sale of shares into the public market by a transferee of Kodiak Capital to be consistent with your statement on page 10 that the registration statement does not cover sales of common stock by transferees of Kodiak Capital.

Selling Shareholders, page 9

3.   Given the nature and size of the transaction being registered relative to the number of outstanding shares held by non-affiliates, please advise us of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Plan of Distribution, page 11

4.   Please revise to identify Kodiak Capital as an underwriter. For guidance, please refer to Question 139.13 of the Securities Act Sections Compliance and Disclosure Interpretations, available on the Commission's website.

5.   Please reconcile your disclosure in this section regarding short sales with the provision in Section 3(C) of the investment agreement that Kodiak has agreed not to sell your stock short, directly or indirectly, during the term of the agreement.

Signatures, page 36

6.   Please revise to include the signature of the Principal Accounting Officer. If your Principal Financial Officer also serves in the capacity of Principal Accounting Officer, please revise to indicate each capacity in which he is signing the registration statement.

Exhibit 5.1

7.   Given that the shares have not been issued, it is unclear how counsel was able to provide the opinion in the third paragraph. Please file a revised opinion of counsel accordingly.

8.   Please file an opinion that removes the limitations and qualifications contained in the third paragraph and in paragraphs (a) and (c), or tell us why these limitations and qualifications are appropriate and necessary to the opinion rendered.

9.   Please file a new opinion without the assumptions in paragraph (d) which underlie the ultimate opinion.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joseph McCann at (202) 551-6262 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Russell Mancuso
Branch Chief

cc (via e-mail): Peter Campitiello